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                        SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                    FORM N-8A
                                  NOTIFICATION OF
                   REGISTRATION FILED PURSUANT TO SECTION 8(A)
                       OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of amendment to its registration submits the following information:

                               -----------------

Name:  Old Mutual/Claymore Global Long-Short Fund

Address of Principal Business Office:
     c/o Old Mutual (US) Holdings Inc.
     200 Clarendon Street, 53rd Floor
     Boston, Massachusetts 02116

Telephone Number:  (617) 369-7300

Name and address of agent for service of process:
     Joan R. Gulinello
     Vice President and Associate General Counsel
     Old Mutual (US) Holdings Inc.
     200 Clarendon Street, 53rd Floor
     Boston, Massachusetts 02116

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

               Yes [X]        No [ ]



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                                  SIGNATURES

     A copy of the Agreement and Declaration of Trust of Old Mutual/Claymore Global Long-Short Fund is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 19th day of August, 2005.




Attest: /s/ W. Eric Wimer                   By: /s/ Matthew J. Appelstein
        ----------------------------        -------------------------
        Name: W. Eric Wimer                 Name:  Mathew J. Appelstein
        Title: Trustee and Treasurer        Title: President